FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November 2002

                          GRUPO FINANCIERO GALICIA S.A.
                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                         (1038) Buenos Aires, Argentina
                    (Address of principal executive offices)

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                                           FORM 6-K

                                  Commission File No. 0-30852

 Month Filed                          Event and Summary                             Document
 -----------                          -----------------                             --------
November 2002            Press  release,  dated  November  20, 2002,                    1
                         regarding  the Registrant's reporting of its
                         financial results for its fiscal quarter ended
                         June 30, 2002, together with an English translation
                         thereof.
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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GRUPO FINANCIERO GALICIA S.A.
                                         (Registrant)



Date:  November 21, 2002                 By:  /s/  Abel Ayerza
                                            ------------------------------------
                                            Name:  Abel Ayerza
                                            Title: Chief Executive Officer